Form 51-102F3

Material Change Report

1.	Name and Address of Company

Atna Resources Ltd.

14142 Denver West Parkway, Suite 250

Golden, Colorado 80401

2.	Date of Material Change

May 31, 2012

3.	News Release

A news release was issued on May 31, 2012 through PR Newswire. A copy of the news release is attached hereto as Schedule A.

4.	Summary of Material Change

Atna Resources announced completion of a NI 43-101Technical Report for the Pinson Underground Gold Mine, Humboldt County, Nevada.

5.	Full Description of Material Change

5.1	Atna announced the completion of the Pinson Underground NI 43-101Technical Report. The report includes Mineral Resource and Mineral Reserve estimates, mining and processing plans, detailed project economics and sensitively analysis.

5.2	Disclosure for Restructuring Transactions

Not applicable

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts otherwise required to be disclosed in this report have been omitted.

8.	Executive Officer

The following executive officer of Atna is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect to the change:

James Hesketh
President and Chief Executive Officer

Phone (303) 278-8464 (Ext.105)

9.	Date of Report

May 31, 2012

SCHEDULE A

PRESS RELEASE

FOR IMMEDIATE RELEASE: May 31, 2012	PR 12-11

Atna Completes NI43-101 Report of Pinson Underground Gold Mine

Golden, CO – Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN / OTCBB:ATNAF) has completed an NI43-101 compliant technical report for the Pinson Underground Gold Mine, located in Humboldt County, Nevada. The report demonstrates that Pinson is an economically attractive gold mining project. Atna is developing the property with gold production targeted to commence in Q4 2012. The report includes Mineral Resource and Mineral Reserve estimates, mining and processing plans, detailed project economics and sensitivity analysis.

The mine plan envisions a six-year life after the 2012 development period to recover approximately 550,000 ounces of gold at a rate of approximately 90,000 ounces per year from current Proven and Probable Mineral Reserves. There is no allowance in this projection for the possible conversion of Inferred Mineral Resource into Mineral Reserve, nor for any additional contribution from the adjacent potential open pit project.

“Return from the capital investment, expected production level, and production cost profile of the Pinson underground project exceeds Atna's targets for the project”, stated James Hesketh, President and CEO. He adds that "Pinson underground is a robust project with strong economic returns from a modest capital investment. We have designed a project that trades low capital entry cost for a higher initial operating cost structure. This initial mine plan provides a road-map and highlights areas for further economic improvement with additional engineering studies. Furthermore, we believe that additional project upside may be realized from exploration potential and future conversion of a portion of Inferred Resource to Mineral Reserve."

Project economics at varying gold prices are demonstrated in the following table.

Gold Price		$1,300	$1,500	$1,700
IRR		103%	171%	239%
NPV 10% (Million)	(Million)	$72	$129	$185
Payback (Years)	(Years)	2.2	1.6	1.4
Cash Operating Cost (C1)*	($/oz)	829	829	829
Total Cash Cost (C2) *	($/oz)	935	972	1,010
Full Cost (C3)*	($/oz)	1,067	1,104	1,142

*Gold Institute Cost Standards

C1: Total direct costs of productions

C2: Includes royalty payments and Nevada severance tax

C3: Includes all capital costs

The net capital outlay for 2012 is approximately $21 million. The projected cumulative capital outlay, net of proceeds from ore sales using a $1,500 gold price, is approximately $28 million through the second quarter of 2013. The royalty, severance tax and total net capital outlays will vary as gold prices change. To conserve cash, if required, the capital outlay may be deferred, which would result in a slower than projected ramp-up in production for 2013.

The Pinson mine will utilize an underhand cut and fill mining method using cemented fill. This method was chosen due to the variable nature of the various ore-bodies and the low strengths of the ore and country rock. This method minimizes ore dilution, while recovering a high percentage of ore reserve to maximize economic return. The cut and fill mining method is currently being used in a number of mines in Nevada where ore and country rock characteristics necessitate a conservative support design to enhance miner safety. Access will be provided by ramp decline. For the foreseeable future, mining at Pinson will be performed by a contract miner and ore will be shipped to nearby third-party processing facilities. Pinson has a life-of-mine contract for the processing of sulfide ore at the Barrick Goldstrike autoclave facilities. The use of third-party sulfide ore processing, oxide ore sales, and contract mining has resulted in substantially reduced initial capital requirements for the project and has accelerated development and ramp-up.

As previously announced in the Company’s 2011 year-end filings on Form 20-F dated March 26, 2012, Mineral Resources estimates for the underground portion of the Pinson Gold Mine are as follows:

Classification	Tons(x1000)	Au Grade ounce/ton	Contained Ounces
Mineral Resources
Measured	1,619	0.355	575,000
Indicated	1,301	0.383	498,000
Measured and Indicated	2,920	0.368	1,073,000
Mineral Resource
Inferred	2,236	0.378	845,900

Effective date: February 6, 2012.

Mineral resources include Mineral Reserves. Mineral Resource cut-off: 0.20 ounce gold per ton gold

The summary of Mineral Reserves by zone is shown in the following table. These Mineral Reserves are included in Measured and Indicated Mineral Resources shown above and were calculated using a three-year trailing average gold price of $1,300 per ounce.

Underground Mineral Reserve Summary at 0.2 OPT Cutoff
	Proven			Probable			Proven + Probable
Zone	Tons	Grade opt	Ounces	Tons	Grade opt	Ounces	Tons	Grade opt	Ounces
Ogee Zone	313,300	0.409	128,200	283,400	0.343	97,300	596,700	0.378	225,500
Linehole	0	0	0	112,200	0.544	61,000	112,200	0.544	61,000
Range Front	286,900	0.338	96,900	257,400	0.343	88,200	544,300	0.34	185,100
Adams Peak	273,800	0.341	93,400	39,400	0.299	11,800	313,200	0.336	105,200
CX Zone	136,600	0.378	51,600	43,600	0.372	16,200	180,200	0.376	67,800
Total	1,010,600	0.366	370,100	736,000	0.373	274,500	1,746,600	0.369	644,600

Effective date: May 18, 2012

The cut-off grade was based on an average of the calculated economic cutoff grades for both oxide and sulfide ores. Approximately 10 to 15 percent of total ore tons fall into the oxide classification.

Daily ore production starts at an average rate of 200 tons per day (tpd) in 2012, increasing to an average of approximately 750 tpd in 2013, and ultimately to an average of 1,000 tpd in 2014 through 2016, then declining into 2018. The expected life-of-mine production schedule is shown in the following table.

Life of Mine Production
Year	Tons Mined	Grade OPT	Ounces	Payable Gold oz
2012	36,500	0.324	11,800	5,500
2013	259,700	0.387	100,400	88,300
2014	335,300	0.380	127,200	108,200
2015	346,000	0.392	135,700	116,600
2016	314,600	0.332	104,400	89,500
2017	311,000	0.369	114,500	96,300
2018	145,700	0.349	50,800	44,000
Total	1,748,800	0.369	644,600	548,400

A summary of the cash operating costs per ton of ore mined basis is shown in the following table. These costs are based on actual contract costs, quotations and estimates for each of the cost centers shown.

Summary of Cash Operating Costs[1]
Operation	$/Ton of Mined Ore
Production Mining	$135.00
Surface Operations	$4.98
Transportation[2]	$21.39
Processing[3]	$80.00
Utilities	$9.07
G&A	$18.90
Total	$269.34

1 Costs calculated on total tons mined

2 Oxide transport cost $5.61 per ton, sulfide $23.34 per ton

3 Processing costs only apply to sulfide ore.

3 Oxide ore is purchased directly with no process charge.

Gustavson Associates LLC of Lakewood, CO has prepared the Technical Report at a level sufficient to support an initial Mineral Reserve estimate for the Pinson Project.

Mr. Donald Hulse, P.E., V.P. and Principal Mining Engineer for Gustavson, and William J. Crowl, VP Mining for Gustavson are considered Qualified Persons as defined by NI 43-101. Mr. Crowl has read this press release and approved the technical content of same.

For additional information on Atna Resources and the Pinson Gold Mine, please visit our website at www.atna.com or our filings with Canadian securities regulators on SEDAR or U.S. regulators on EDGAR.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to the Pinson Underground Mine. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change, unless required by law. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: gold deposit modeling, development and future operating costs at the Pinson Underground Mine, the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2011 Form 20-F dated March 26, 2012.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com

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